VIA FACSIMILE AND U.S. MAIL


	February 21, 2006

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, MA 01803-4238

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended April 3, 2005, July 3, 2005 and
October 2, 2005
      File No. 1-14962

Dear Mr. Smith:

	We have reviewed your letter dated January 11, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Form 10-Q for the Period Ended October 2, 2005

General

1. In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in your
	filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.
Item 4. Controls and Procedures, page 28

2. As discussed in Question and Answer 3 of "Management`s Report on
Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports - Frequently Asked Questions (revised October 6, 2004)," under limited and specified circumstances, the staff will not object to management excluding an acquired business from management`s assessment of the registrant`s internal control over financial reporting. The FAQ provides that, in such situations, management must identify the acquired business excluded and indicate the significance of the acquired business to the registrant`s consolidated financial statements.

FAQ 3 relates only to omitting an assessment of an acquired business`s internal control over financial reporting from the assessment of the registrant`s internal control over financial reporting. By its terms, it does not address management`s evaluation of disclosure controls and procedures. While we recognize that there is substantial overlap between a company`s disclosure controls and procedures and its internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.

In light of the overlap noted above, in those situations in which a registrant may properly rely on FAQ 3, we believe that management`s evaluation of disclosure controls and procedures may exclude an assessment of those disclosure controls and procedures of the acquired entity that are subsumed by internal control over financial reporting. If the disclosure controls and procedures are not subsumed, they may not be excluded from management`s assessment of disclosure controls and procedures. In addition, consistent with FAQ
3, we would expect the registrant to indicate the significance of the acquired business to the registrant`s consolidated financial statements.

We note that the Forms 10-Q for the periods ended April 3, 2005, July
3, 2005, and October 2, 2005 exclude the acquisition of Loud from management`s evaluation of Circor`s disclosure controls and procedures. We further note that management did not indicate the significance of the acquired business to the registrant`s consolidated financial statements. In the Form 10-K that will be filed for Circor`s year ended December 31, 2005, please disclose whether there were any elements of Loud`s disclosure controls and procedures that were not subsumed by Loud`s internal control over financial reporting. If there were, please identify these disclosure controls and procedures and disclose whether Circor`s principal executive and financial officers continue to believe that Circor`s disclosure controls and procedures were effective as of the ends of the periods covered by the reports. In addition, please disclose the significance of Loud to Circor`s consolidated financial statements.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Kenneth Smith
February 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE